Exhibit 21.2







                              FINANCIAL STATEMENTS




                          NESTOR TRAFFIC SYSTEMS, INC.

                          (A Development Stage Company)




                                December 31, 2000

                          NESTOR TRAFFIC SYSTEMS, INC.

                          (A Development Stage Company)


                                    CONTENTS







                                                                Page No.
                                                                --------

Independent Auditor's Report                                       3

Balance Sheets -
 December 31, 2000 and 1999                                        4

Statements of Operations -
 For the Years Ended December 31, 2000 and 1999                    5

Statements of Stockholders' Equity -
 For the Years Ended December 31, 2000 and 1999                    6

Statements of Cash Flows -
 For the Years Ended December 31, 2000 and 1999                    7

Notes to Financial Statements                                      8

                         Report of Independent Auditors


The Board of Directors and Stockholders
   of Nestor Traffic Systems, Inc.

We have audited the accompanying balance sheets of Nestor Traffic Systems, Inc. (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2000 and 1999 financial statements referred to above present fairly, in all material respects, the financial position of Nestor Traffic Systems, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Nestor Traffic Systems, Inc. will continue as a going concern. As discussed in Note 1, the Company is a development stage company that since inception has expended cash in excess of cash generated from operations. Additionally, the Company has a working capital deficit and has not achieved sufficient revenues to support future operations without additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note 11. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                                               ERNST & YOUNG LLP



Providence, Rhode Island
February 26, 2001

                          NESTOR TRAFFIC SYSTEMS, INC.
                          (A Development Stage Company)

                                 Balance Sheets


                                     ASSETS
                                                           December 31,
                                                   ----------------------------
                                                       2000            1999
                                                       ----            ----
CURRENT ASSETS:
    Cash and cash equivalents                     $    54,690    $ 1,599,112
    Accounts receivable                                57,592         30,756
    Unbilled contract revenue                         109,673         20,000
    Inventory                                         158,691        442,493
    Other current assets                               85,273         31,561
                                                  -----------    -----------
      Total current assets                            465,919      2,123,922

Investment in leased equipment -
  net of accumulated depreciation                     487,031        138,961
Property and equipment at cost -
  net of accumulated depreciation                     161,321        156,997
Other assets                                           45,320          1,680
                                                  -----------    -----------

TOTAL ASSETS                                      $ 1,159,591    $ 2,421,560
                                                  ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expenses         $   593,383    $   394,324
    Due to affiliate                                  322,952        320,459
    Deferred income                                     8,998          8,998
                                                  -----------    -----------
      Total current liabilities                       925,333        723,781

Commitments and contingencies                            --             --

STOCKHOLDERS' EQUITY:
    Common stock, $.01 par value, authorized
      4,000,000 shares; issued and outstanding
      2,600,000 shares at December 31, 2000
      and 2,150,000 shares at December 31, 1999        26,000         21,500
    Additional paid-in capital                      9,599,371      7,554,446
    Deficit accumulated during
      the development stage                        (9,391,113)    (5,878,167)
                                                  -----------    -----------
      Total stockholders' equity                      234,258      1,697,779
                                                  -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 1,159,591    $ 2,421,560
                                                  ===========    ===========


The Notes to the Financial Statements are an integral part of this statement.



                                 NESTOR TRAFFIC SYSTEMS, INC.
                                 (A Development Stage Company)

                                   Statements of Operations


                                                                              (Unaudited)
                                                                               Cumulative
                                                                           January 1, 1997 to
                                        Years Ended December 31,           December 31, 2000
                                   ---------------------------------       ------------------
                                        2000                1999
                                       -----                ----
Revenue:
  Lease and service fees          $     79,295          $     18,474        $      107,030
  Product sales and
   engineering services                793,856               148,959             1,496,576
                                  ------------          ------------          ------------

    Total revenue                      873,151               167,433             1,603,606
                                  ------------          ------------          ------------

Operating Expenses:
  Engineering services               1,691,489               675,315             2,899,341
  Product costs                        681,742                36,644               862,589
  Research and development             714,812               905,880             3,066,922
  Selling and marketing                695,943               717,004             2,463,036
  General and administrative           640,926               321,456             1,777,949
                                  ------------          ------------          ------------

    Total operating expenses         4,424,912             2,656,299            11,069,837
                                  ------------          ------------          ------------


Loss from operations                (3,551,761)           (2,488,866)           (9,466,231)

Other income - net                      38,815                36,333                75,118
                                  ------------          ------------          ------------

Loss before income taxes            (3,512,946)           (2,452,533)           (9,391,113)

Income taxes                              --                    --                    --
                                  ------------          ------------          ------------

Net Loss                          $ (3,512,946)         $ (2,452,533)         $ (9,391,113)
                                  ============          ============          ============



The Notes to the Financial Statements are an integral part of this statement.




                                                    Nestor Traffic Systems, Inc.
                                                    (A Development Stage Company)


                                                 Statements of Stockholders' Equity


                                                                                               Deficit
                                                                                             Accumulated
                                                  Common Stock                               During (the)
                                              ----------------------         Additional      Development
                                                Shares       Amount        Paid-in Capital      Stage           Total
                                                ------       ------        ---------------      -----           -----

Issuance of Common Stock                          1,000       $     1       $    1,009      $      --       $     1,010
Capital contributed by Nestor, Inc.                --            --          1,565,780             --         1,565,780
Loss for the year ended December 31, 1997          --            --               --         (1,491,701)     (1,491,701)
                                             ----------       -------       ----------      -----------     -----------
Balance at December 31, 1997 (unaudited)          1,000       $     1       $1,566,789      $(1,491,701)    $    75,089

Capital contributed by Nestor, Inc.                --            --          1,904,156             --         1,904,156
Loss for the year ended December 31, 1998          --            --               --         (1,933,933)     (1,933,933)
                                             ----------       -------       ----------      -----------     -----------
Balance at December 31, 1998 (unaudited)          1,000       $     1       $3,470,945      $(3,425,634)    $    45,312

Issuance of Common Stock                      2,149,000        21,499        4,083,501             --         4,105,000
Loss for the year ended December 31, 1999          --            --               --         (2,452,533)     (2,452,533)
                                             ----------       -------        ----------      -----------     -----------
Balance at December 31, 1999                  2,150,000       $21,500       $7,554,446      $(5,878,167)    $ 1,697,779

Issuance of Common Stock                        450,000         4,500        2,020,325             --         2,024,825
Issuance of Warrants                               --            --             24,600             --            24,600
Loss for the year ended December 31, 2000          --            --               --         (3,512,946)     (3,512,946)
                                             ----------       -------       ----------      -----------     -----------
Balance at December 31, 2000                  2,600,000       $26,000       $9,599,371      $(9,391,113)    $   234,258
                                             ==========       =======       ==========      ===========     ===========


 The Notes to the Financial Statements are an integral part of this statement.




                                              NESTOR TRAFFIC SYSTEMS, INC.
                                              (A Development Stage Company)

                                                Statements of Cash Flows

                                                                                                        (Unaudited)
                                                                                                         Cumulative
                                                                                                     January 1, 1997 to
                                                                Years Ended December 31,             December 31, 2000
                                                          ---------------------------------          ------------------
                                                               2000                1999
                                                               ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $(3,512,946)          $(2,452,533)            $(9,391,113)
    Adjustments to reconcile net loss
      to net cash used by operating activities:
      Depreciation                                            102,509                51,033                 197,372
      Changes in assets and liabilities:
        Accounts receivable                                   (26,836)              (30,756)                (57,592)
        Unbilled contract revenue                             (89,673)              (11,659)               (107,722)
        Inventory                                             283,803              (210,880)                (39,232)
        Other assets                                          (72,752)              (19,186)               (101,868)
        Accounts payable and accrued expenses                 199,059               121,939                 469,614
        Deferred income                                          --                   8,998                   8,998
                                                          -----------           -----------             -----------

        Net cash used by operating activities              (3,116,836)           (2,543,044)             (9,021,543)
                                                          -----------           -----------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                          (66,333)             (140,967)               (257,944)
  Investment in leased equipment                             (388,571)             (142,336)               (530,907)
                                                          -----------           -----------             -----------

        Net cash used by investing activities                (454,904)             (283,303)               (788,851)
                                                          -----------           -----------             -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Due to affiliate                                              2,493               320,459                 322,952
  Capital investsments by affiliate - net                        --                    --                 3,412,307
  Proceeds from issuance of common stock - net              2,024,825             4,105,000               6,129,825
                                                          -----------           -----------             -----------

        Net cash provided by financing activities           2,027,318             4,425,459               9,865,084
                                                          -----------           -----------             -----------

Net change in cash and cash equivalents                    (1,544,422)            1,599,112                  54,690
Cash and cash equivalents - beginning of period             1,599,112                 --                      --
                                                          -----------          -----------             -----------

Cash and cash equivalents - end of period                 $    54,690           $ 1,599,112             $    54,690
                                                          ===========           ===========             ===========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Interest paid                                             $        51           $      --               $        51
                                                          ===========           ===========             ===========

Income taxes paid                                         $      --             $      --               $      --
                                                          ===========           ===========             ===========

Non-cash transaction:
Net assets transferred from affiliate                     $      --             $      --               $    58,639
                                                          ===========           ===========             ===========


The Notes to the Financial Statements are an integral part of this statement.

                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 1  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          A. ORGANIZATION

          Nestor Traffic Systems, Inc. (the "Company") was organized on January 1, 1997 in Delaware as a wholly-owned subsidiary of Nestor, Inc. to exploit and develop certain patent rights and know-how, which the Company licenses from Nestor, Inc. During 1999, the Company issued common stock to a group of private investors in two separate transactions aggregating $4,105,000, representing a 58.1% equity ownership in the Company. In June 2000, the Company sold additional shares of its common stock to private investors for $2,025,000, bringing their equity ownership to 65.38%. Nestor, Inc. owns the remaining 34.62% equity of the Company and accounts for the investment using equity accounting. As discussed in Note 11, in January 2001, an agreement in principle was reached to combine the Company into a Nestor, Inc. subsidiary, with Nestor, Inc. owning 100% of the Company post-merger. The Company's principal office is located in Providence, RI, and it maintains a branch office in Irvine, CA.

          The Company is a development stage company and has had limited revenues. Activities through December 31, 2000 consist primarily of raising capital, research and development, establishing supplies and production processes, and sales and marketing.

          The financial statements have been prepared on a going-concern basis. From its inception through December 31, 2000, the Company has expended cash in excess of cash generated from operations. Additionally, the Company has a working capital deficit and has not achieved sufficient revenues to support future operations without additional financing. Management is in the process of identifying new customers and raising additional capital to support its operations and provide sufficient liquidity to enable it to continue as a going concern (Note 11). These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          B. CASH EQUIVALENTS

          The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

          C. DEPRECIATION

          Depreciable assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives or lease term of the respective assets.

          Maintenance and repairs are expensed as incurred. Major renewals and betterments are capitalized.

          D. REVENUE RECOGNITION

          Revenue is derived mainly from the sale or lease of products which incorporate the Company's software and the delivery of services based upon such products. Lease and service fees include software license and processing service fees tied to citations issued to red-light violators. The Company provides equipment, in some instances under operating lease agreements, and engineering services ranging from installation, training, and basic consulting to software modification and customization to meet specific customer needs. Postcontract customer support includes maintenance agreements. In software arrangements that include multiple elements, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

          Revenue has been recognized as follows:

          Product Sales - The Company recognizes the revenue allocable to product sales upon delivery of the product to the end user, unless the fee is not fixed or determinable or collectibility is not probable. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. In most situations, the Company considers its acceptance terms as perfunctory. Arrangements that include acceptance terms that are not considered perfunctory are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (distributors, other resellers, etc.) is not recognized until the software is delivered to an end user. Product returns or exchanges are charged to operations as incurred.

          Lease and Service Fees - The Company recognizes lease and service fee revenue from operating lease arrangements with customers over the terms of the lease agreements. The majority of the Company's CrossingGuard revenues are expected to be generated from fees received from red-light violation citations issued by the system and associated services. Revenues are recognized upon the issuance of related tickets.

          Contract Accounting - For arrangemetns that include customization or modification of the software, or where software services are otherwise considered essential, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage-of completion method with progress-to-completion measured based upon estimated total costs. Certain contracts include penalty provisions relating to timely performance and delivery. Penalties are charged to operations as incurred.

          Postcontract   Customer   Support  -  Revenue  is   recognized   on  a
          straight-line basis over the period provided.

          Training revenue is recognized upon the completion of training sessions with the customer.

          E. CONCENTRATIONS OF CREDIT RISK

          The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a result, believes that its trade accounts receivable credit risk exposure is limited. The Company does not require collateral from its customers. Management believes the allowance carried for doubtful accounts receivable is adequate to cover potential losses associated with uncollectible accounts receivable.

          F. INVENTORY

          Inventory is valued at the lower of cost or market on the first-in, first-out basis and consists of the following at December 31, 2000 and 1999:

                                                 December 31,
                                  -----------------------------------------
                                       2000                        1999
                                       ----                        ----

          Work-in-progress       $       138,445           $        325,171
          Finished goods                  20,246                    117,322
                                 ---------------           ----------------
          Total inventory        $       158,691           $        442,493
                                 ===============           ================

          G. ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          H. CHANGE IN PRESENTATION

          Certain December 31, 1999 amounts have been reclassified to conform to the December 31, 2000 presentation.


NOTE 2 - INVESTMENT IN LEASED EQUIPMENT:

          In 1999, the Company entered into an operating lease with a customer providing for quarterly fixed payments of system lease and software license fees of $13,497 over a term of 36 months, and providing for a lump-sum buyout of $20,834 at the end of the term. Future minimum lease revenues are $53,988 in 2001 and $49,489 in 2002, totaling $103,477 over the remaining term of the lease. In addition, the agreement calls for software license and processing fees tied to citations issued to red light violators, which totaled $25,307 in 2000.

          At December 31, 2000,  the Company has five  contracts in process with
          anticipated   acceptance  under  operating  lease  agreements   having
          36-month terms.

          Equipment and installation costs related to operating lease contracts are capitalized and, after acceptance, are depreciated over the minimum lease term of the related lease agreement, currently three years. Revenues realized from these agreements, generally in the form of per-citation fees, is expected to be adequate to cover the capitalized and future costs related to these agreements.

                                                       December 31,
                                                -------------------------
                                                   2000           1999
                                                   ----           ----
          Equipment under operating leases:
               Work-in process                  $  388,571    $     --
               Installed and accepted              142,336       142,366
                                                ----------    ----------
                                                   530,907       142,336

          Less: Accumulated depreciation           (43,876)       (3,375)
                                                ----------    ----------

          Net investment in leased equipment    $  487,031    $  138,961
                                                ==========    ==========

NOTE 3 - PROPERTY AND EQUIPMENT AT COST-NET:


                                                 December 31,
                                            ---------------------   Useful Life
                                               2000        1999    or Lease Term
                                               ----        ----    -------------

          Computer equipment               $ 231,284    $ 184,449     5 years
          Demonstration equipment            101,315       93,244     3 years
          Leasehold improvements              11,426         --       5 years
                                           ---------    ---------
                                             344,025      277,693
          Less:  Accumulated depreciation   (182,704)    (120,696)
                                           ---------    ---------
                                           $ 161,321    $ 156,997
                                           =========    =========

NOTE 4 - DUE TO AFFILIATE:

          During the period January 1, 1999 through March 31, 1999, Nestor, Inc. advanced the Company financing to cover operating expenses amounting to approximately $550,000. Of this advance, $275,000 was reimbursed to Nestor, Inc. in March 1999, and the balance was paid in January 2001. Included in due to affiliate at December 31, 2000 is $9,548 representing royalties for 2000 and the December 2000 facility and administrative fee of $47,267 (Note 9). Periodically, other advances are made on behalf of the Company by Nestor, Inc., primarily as a result of shared accounts. These amounts are due and paid as invoiced and are also included in the due to affiliate balance.


NOTE 5 - COMMON STOCK:

          On March 25, 1999, the Company sold a 37.5% common stock interest to a private group of investors for $2,350,000 in cash and issued an option to purchase an additional 17.5% of its common stock for $1,750,000.
          The option was scheduled to expire on January 31, 2000. On November 30, 1999, the Company and the investor group agreed to accelerate the exercise of the option and the investor group purchased an additional 20.6% ownership in the Company for $1,755,000. On June 23, 2000, the Company sold additional shares of its common stock to private investors for $2,025,000, bringing their equity ownership to 65.38%. The investor group includes three officers and a director of the Company who, in the aggregate, have contributed $970,085 of cash invested on the same basis as third-party investors.

          As discussed in Note 11, in January 2001, an agreement in principle was reached to combine the Company with a Nestor, Inc. subsidiary, with Nestor, Inc. acquiring a 100% equity interest in the Company in exchange for Nestor common stock. If the merger does not occur, new investors have the option of investing $8,000,000 in the Company for a 50% common equity position.

NOTE 6 - OPTIONS:

          On May 5, 1999, the Company adopted the 1999 Stock Option Plan providing for the granting of options to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant as determined by the Board of Directors. The 1999 Stock Option Plan has authorized the grant of options to employees for up to 400,000 shares of the Company's common stock. Options are exercisable for up to ten years from the date of grant.

          As discussed in Note 11, an agreement in principle was reached to combine the Company and Nestor, Inc., with Nestor, Inc. being the surviving entity. Options outstanding at the combination date are expected to be exchanged for comparable Nestor, Inc. options at the exchange ratio in effect on the combination date.

          The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"). The Company will continue to account for its stock option plan in accordance with the provisions of APB 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in the financial statements for qualifying grants issued pursuant to the Company's Stock Option Plan.

          The following table presents the activity of the Company's Stock Option Plan for the years ended December 31, 2000 and 1999:


                                                         2000                         1999
                                              -------------------------     -----------------------
                                                              Weighted                    Weighted
                                                               Average                     Average
                                                              Exercise                    Exercise
                                                   Shares       Price          Shares       Price
                                                   ------       -----          ------       -----

          Outstanding beginning of year          87,000         $5.00            --         $ --
          Granted                               109,000          5.00          90,000        5.00
          Exercised                                --             --             --           --
          Canceled                                1,000          5.00           3,000        5.00
                                               --------                      --------
          Outstanding end of year               195,000         $5.00          87,000       $5.00
                                               ========                      ========

          Options exercisable at year end        56,200         $5.00          17,400       $5.00
                                               ========                      ========

          Weighted average fair value of
           options granted during the year     $   1.87                      $   1.42
                                               ========                      ========


          All options granted and outstanding have a ten-year life and vest 20% upon issuance and each anniversary thereafter, until fully vested.

          Below is the pro forma net loss for the years ended December 31, 2000 and 1999, as if the compensation cost for the option had been determined based on the fair value at the grant date:


                                                 December 31,
                                    -------------------------------------
                                            2000                 1999
                                            ----                 ----

          Net Loss:
                 As Reported        $ (3,512,946)          $  (2,452,533)
                 Pro Forma          $ (3,566,961)          $  (2,468,730)



          The fair value of each option grant was estimated using the Minimum Value method with risk-free interest rates on the date of grant, which ranged from 5.3% to 6.8%. The Company has never declared nor paid dividends on its common stock and does not expect to in the foreseeable future.


NOTE 7 - OTHER INCOME - NET:

          Other income as reflected in the statements of operations consists primarily of interest income realized on short-term investments.

NOTE 8 - INCOME TAXES:

          The Company accounts for income taxes using the deferred liability method as required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

          Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

                                                        December 31
                                             --------------------------------
                                                  2000               1999
                                                  ----               ----
          Deferred tax assets:
          -------------------
            Accrued expenses                 $     48,000       $     25,000
            Net operating loss                  3,694,000          2,317,000
                                             ------------       ------------
          Total deferred tax assets             3,742,000          2,342,000

          Valuation allowance                  (3,742,000)        (2,342,000)
                                             ------------       ------------
          Net deferred tax assets                    --                 --
                                             ------------       ------------
          Net deferred tax balance           $       --         $       --
                                             ============       ============

          In accordance with FAS 109, a valuation allowance must be established until it is more likely than not that future benefits arising from net deferred tax assets will be realized. Realization is not assured in future tax projections.

          A reconciliation of the provision for income taxes to the amount computed using the Federal statutory tax rates consists of the following:

                                                  2000                 1999
                                                  ----                 ----

          Loss before taxes                  $  (3,513,000)      $  (2,453,000)
                                             =============       =============

          Tax at statutory rate of 34%       $  (1,195,000)      $    (834,000)
          State income tax (net of
            federal benefit)                      (208,000)           (145,000)
          Effect of permanent differences            3,000               3,000
          Valuation allowance                    1,400,000             976,000
                                             -------------       -------------

          Income tax expense                 $        --       $          --
                                             =============       =============


          The Company has available at December 31, 2000, $9,248,000 of net operating loss carryforwards for federal and state purposes. These loss carryforwards may be applied against future taxable income and begin to expire in 2012 for federal purposes and 2002 for state purposes. The Company has had numerous equity transactions during its history. These transactions may affect the Company's ability to utilize these net operating loss carryforwards due to certain provisions contained in IRC Section 382.


NOTE 9 - RELATED PARTY TRANSACTIONS:

          On January 1, 1999, the Company entered into an exclusive license with Nestor, Inc. to apply certain proprietary technologies in the fields of using video and other sensors to analyze, monitor and respond to movement of persons or objects in vehicular, rail, air or other modes of transportation or supporting the foregoing. The license expires upon the expiration of the underlying patents protecting the technologies used in the Company's products. The license provides for royalties to Nestor, Inc. starting in 2000 equal to 5% of the gross margin (revenues less third-party direct cost of sales) realized from sales or licensing of products subject to the license, and increasing to 10% of the gross margin in calendar years 2001 and beyond. The license requires minimum annual royalties of $125,000 beginning in 2001, increasing to $1,000,000 in 2005 and beyond, in order to maintain exclusive rights. The Company recorded royalties of $9,548 for 2000 and such amount is included in due to affiliate at December 31, 2000. No royalties were due or payable in 1999.

          The Company uses facility and administrative services of Nestor, Inc., including use of office space and executive, accounting and other support personnel. The Company reimburses Nestor, Inc. monthly for these services at a rate of $39,913 for up to 15 Company employees, and $47,267 for above 15 employees. These fees will be replaced with direct expenses as the Company moves into its own office space (Note
          10) and develops an independent executive and support staff. Facility and administrative fees charged to the Company were $567,000 in 2000 and $479,000 in 1999. Included in due to affiliate at December 31, 2000 is $47,267 for December 2000 fees.


NOTE 10 - COMMITMENTS AND CONTINGENCIES:

          The Company maintains a sales and support office in California under an operating lease dated July 1, 1999. This lease provides for monthly rentals of $650, and can be terminated upon 60 days advance notice. Total expense under the lease was $7,800 in 2000 and $3,900 in 1999.

          The Company entered into an operating lease dated June 21, 2000 for office and warehouse facilities in Rhode Island. This lease provides for monthly rentals of $10,360 for August 2000 through July 2003 and then increases to $10,800 monthly through July 2005. Rent expense for this lease was $51,800 in 2000.

          On October 14, 1999, the Company entered into an engagement letter with FAC Equities, a division of First Albany Corporation, to provide financial advisory and investment banking services to the Company relating to the potential sale of additional equity securities by the Company. The Company issued a warrant to FAC to purchase up to 10,000 shares of the company's common stock at $.01 per share (expires October 14, 2004) and recorded deferred financing costs of $24,600 associated with these warrants in 2000. While this agreement expired in July 2000 without closing an equity transaction, FAC is still entitled to a fee equal to 5% of the gross proceeds in cash plus a warrant equal to 3% of the common shares, or equivalents, sold in any transaction consumated prior to July 13, 2002 with an investor identified by FAC.

NOTE 11 - SUBSEQUENT EVENTS:

          In January 2001, an agreement in principle was reached to combine the Company and Nestor, Inc., by merging the Company into a wholly-owned subsidiary of Nestor, Inc., with Nestor, Inc., in effect, being the surviving entity. The combination is subject to certain conditions including a fairness opinion of the transaction by a qualified investment company and approval by the shareholders of both companies.

          On January 9, 2001,  the  Company  and  Nestor,  Inc.  entered  into a secured note agreement with NTS Investors, LLC (an independent investment group ("Group")). The Group loaned the Company $4,000,000 as of February 1, 2001 with principal and interest at 8% due on December 31, 2001. The note contains various covenants including restrictions on the use of proceeds and payments to Nestor, Inc. It is secured by the Company's assets.

          Upon consummation of the combination contemplated above, the Group will convert the note to equity and increase its total investment to $8,000,000 in exchange for approximately 16,756,000 shares (33.34%) of Nestor, Inc. common stock, the Company's current shareholders will receive approximately 15,580,000 shares (31%) of Nestor, Inc. common stock and current Nestor, Inc. shareholders would then own approximately 17,922,000 shares (35.66%).

          If the combination is not consummated on or before December 31, 2001, the Group may elect on or before January 31, 2002 to convert the note into the Company's common stock for up to a 25% fully diluted equity interest and reacquire of up to an additional 25% fully diluted equity interest for an additional $4,000,000.

          In the event that the combination is completed, the Group will receive the right to acquire additional common stock of Nestor, Inc. at the same price at which warrants of Nestor, Inc. are exercised so as to maintain their ownership interest percentage. In addition, the Group will receive the option to acquire up to 1,000,000 shares of Nestor common stock at $.75 per share for three years as dilution protection against both Nestor Inc.'s and the Company's converted employee stock options outstanding.